SIGMABROADBAND CO.

2690 Cobb Parkway, Suite A5

Atlanta, Georgia 33080

October 29, 2013

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-8561

Re:	SigmaBroadband Co.
Amendment No. 1 to Registration Statement on Form S-1
Filed: October 29, 2013
File No.: 333-191426

Dear Mr. Spirgel:

We are in receipt of your correspondence dated October 21, 2013 with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

General

1.	Disclosure that we are a shell company has been prominently displayed on the Prospectus cover page. We have also added a risk factor to indicate the limited transferability of a shareholder’s shares under Rule 144(i) based on our shell company status. We have further revised Rule144 disclosure on page 12 as requested.

2.	Disclosure has been revised to indicate that the offering by selling stockholders will have a fixed price for the duration of the offering. In addition, page 12 has been revised to state that selling stockholders are underwriters in the offering.
3.	Disclosure has been provided that three selling shareholders selling 550,000 shares in the offering who will also be selling shares on behalf of the Company will not sell any of their individual shares until such time as the Company’s offering is completed or terminated. Management believes that no Regulation M issues arise under the scenario since only Company shares will be sold and the selling stockholders will not simultaneously engage in market making activities prior to the commencement of such distribution and until its completion.

Risk Factors, page 2

4.	The Risk Factors section has been revised to clarify that such risks only apply to “intended” future operations and to further clarify that we currently have no customers or revenues.

We are controlled by current officers, directors and principle stockholders, page 3

5.	We have deleted this risk factor as it was incorrect.

Use of Proceed, page 10

6.	We have revised our use of proceeds table to reflect $12.5 million as the total offering amount.

Selling Stockholders, page 12

7.	We have provided new disclosure indicating the number of shares being offered in the second paragraph of page 13.

Description of Business, page 16

8.	Clarification as to our intention to engage in mergers and acquisitions has been provided.

Services and Product, page 18

9.	We have deleted reference to our intended future operations covering 95% of the U.S. as premature.

10.	All projections have been deleted since management believes such projections are premature until intended operations commence.

Competition, page 19

11.	We have modified our disclosure to clarify that while the company intends to develop its own network, it has not yet done so as of the date of this Prospectus.

12.	Disclosure has been modified to indicate that the Company has no operations to date.

13.	Disclosure has again, been modified to set forth that the Company has no operations or network as of the date hereof.

Operating Strategy, page 20

14.	Disclosure has been modified to indicate that while the Company believes it can provide leading technology to its anticipated customer base, it currently has no significant assets or operations.

Our Technology, page 22

15.	We have reconciled our disclosure regarding assets stated therein and assets on our financial statements.

Sigma Broadband Co Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

16.	The first paragraph of the accountant’s report has been revised accordingly.

17.	The second paragraph of the accountant’s report has been clarified for consistency.

Statement of Operations, page 3

18.	The 2013 column has been deleted.

Statement of Cash Flows, page 5

19.	The 2013 column has been deleted.

Note 6 Basis of Reporting, page 9

20.	Disclosure has been revised.

21.	Disclosure has been revised to state that the Company intends to raise future capital through the public offering if its registered shares.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Jefferey Brown

Its: President

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